Attachment C:
Matters submitted to a vote of security holders.

There was a special meeting of shareholders on May 15, 1995 for the Golden Oak Family of Funds to approve the selection of Nicholas-Applegate Capital Management as the Investment Sub-Adviser for the Diversified
Growth Portfolio, and to approve a new Investment Sub-Advisory Agreement relating to the Portfolio between Citizens Commercial & Savings Bank, the Portfolio's investment adviser, and Nicholas-Applegate Capital Management. At the same meeting it was proposed to amend the investment objective of the Diversified Growth Portfolio to state that the Portfolio seeks to provide total return. The following were the results of the vote:


       			Sub-Adviser	    	Change Investment Objective
For		       3,320,343		    	3,320,343
Against			          	0			          	0
Abstain			          	0				          0

There were no other proposals voted upon at such meeting.